Exhibit 99.3

FOR IMMEDIATE RELEASE

TotalFinaElf May 7, 2002 Annual Meeting

Highlights of Chairman and CEO Thierry Desmarest’s Address

Paris – May 7, 2002 — At the Annual Meeting of TotalFinaElf on May 7, 2002, Thierry Desmarest commented:

“The year 2001 was very important in the evolution of TotalFinaElf. The combination of Totalfina and Elf Aquitaine has delivered on its promises. Substantial synergies, productivity gains and production growth have enabled us to perform at very competitive levels, despite an economic situation and oil environment that declined sharply in the second half of 2001 (...)

Unfortunately, 2001 was also marred by the most serious industrial disaster in our history. On September 21, an explosion at the AZF Grande Paroisse plant in Toulouse, France, took a heavy human toll and seriously damaged property. The Group shown its solidarity with those affected and is committed to remedying the disastrous impact of the explosion, whose causes are still unknown at this time (...)

The net income excluding non-recurring items for 2001 amounted to 7.52 billion euros, down 2% compared to 2000, when the economic environment was much more favorable. Earnings per share excluding non-recurring items rose to a new record high of 10.85 euros, compared with 10.80 euros in 2000 ; substantial share buy-backs contributed to this improvement. Reported net income increased by 11% to 7.66 billion euros from 6.90 billion euros in 2000 (...)

TotalFinaElf is maintaining high investment level of 9.7 billion euros in 2002, with priority given to Upstream growth. Oil and gas production is expected to increase by 10% this year, led by the recent startup of four major projects (...)

The Group’s results in first quarter 2002 will be down significantly from the first quarter 2001, reflecting the fall in oil prices to $21 per barrel from $26, a sixfold decrease in refining margins, and record low petrochemical margins. In this more challenging environment, TotalFinaElf limited the decline in its net income excluding non-recurring items, expressed in dollars, to around 40%. In contrast, our main competitors reported an average slide of 55%. This performance was driven by a 7% increase in oil and gas production at a time when, on average, the other majors maintained production volumes virtually unchanged.

As a result of the share buy-backs in the past year, earnings per share excluding non-recurring items of the first quarter 2002 expressed in euros are expected to decline only by about one third (...)

One of our core strengths is the diversity of cultures, talents and capabilities provided by the Group’s employees. I would like to pay tribute to the determination and expertise they deploy in enabling the Group to achieve its many successes. TotalFinaElf has a broad project portfolio and solid financials, which position it to pursue strong, profitable growth that will continue to benefit loyal shareholders. We will pay particular attention to ensuring that this development is supported by enhanced safety processes and a sustained commitment to protecting the environment and maintaining the quality of life to which we all so rightfully aspire.”